UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  520776 10 5

1    NAME OF REPORTING PERSON
Ronald B. Port, M.D.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]
(b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS
PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
[  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7    SOLE VOTING POWER
NUMBER OF SHARES                                                          729,257
BENEFICIALLY
OWNED BY EACH                                              8    SHARED VOTING POWER
REPORTING PERSON                                                          221,836
WITH
9    SOLE DISPOSITIVE POWER
                                                                       729,257

                                                             10    SHARED DISPOSITIVE POWER
                                                                       221,836

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
951,093

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
[  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1% based on 8,574,291shares of Common Stock outstanding

14   TYPE OF REPORTING PERSON
IN

 SCHEDULE 13D

           This Amendment No. 4 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D.  Dr. Port has previously filed a Schedule 13D on March 25, 2009 which has been further amended (the “Schedule 13D”).  The Amendment amends the Schedule 13D to include the information set forth below.  This Amendment reflects the termination of the proxy that was granted to Dr. Port to vote shares of Common Stock of Lawson Products, Inc. held by the Port family and related entities, subject to certain exceptions.

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 5.  Interest in Securities of the Issuer

Dr. Port has the power to vote a total of 951,093 shares of Common Stock, representing approximately 11.1% of the outstanding Common Stock of the Company.  Of these shares, Dr. Port owns 729,257 shares directly and 221,836 as co-trustee of trusts formed for the benefit of his family.  In connection with the Amended and Restated Settlement Agreement disclosed in Amendment No. 2 to the Schedule 13D which was filed with the SEC on March 23, 2011, Dr. Port received a proxy to vote all of the shares of Common Stock held by the parties to the Settlement Agreement (other than in connection with votes on mergers and certain other extraordinary corporate transactions).  This proxy was filed as Exhibit 2 to Amendment No. 2 to the Schedule 13D which was filed with the SEC on March 23, 2011.  This proxy expired on June 11, 2012 and the shares listed as beneficially owned by Dr. Port no longer include the shares for which he held a proxy.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

Dr. Port engaged in the following transactions in the Common Stock in 2012.  Each transaction was effected by a broker:

Date of Transaction	Amount of Securities Involved	Price Per Share
3/6/12	2,403	$ 16.081
3/7/12	2,400	$15.5719
3/8/12	2,000	$16.0324
3/9/12	2,000	$16.1062
3/12/12	2,000	$ 16.05
3/13/12	2,000	$ 15.87

In addition, on March 15, 2012, 15,067 shares were distributed to Dr. Port, as a residuary beneficiary from the Sidney L. Port Trust Dated July 22, 1970.

In addition, on May 14, 2012, Dr. Port was granted 5,515 shares of restricted Common Stock for services as a director of the Company.  These shares vest one year from the date of grant.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2012

/s/ Ronald B. Port, M.D.
Ronald B. Port, M.D.